April 14, 2022

VIA EDGAR AND HAND DELIVERY

Division of Corporation Finance

Office of Energy and Transportation

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-6010

Attention:	Loan Lauren Nguyen
Anuja Majmudar
Ethan Horowitz
Jennifer O’Brien
John Hodgin
Sandra Wall

Re:	Falcon Minerals Corporation
Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
Filed March 25, 2022
File No. 001-38158

Ladies and Gentlemen:

On behalf of Falcon Minerals Corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”). An electronic version of Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A (the “Amended Proxy Statement”) has been concurrently filed with the Commission through its EDGAR system.

Set forth below are the responses of the Company to the comments of the Staff’s letter to the Company, dated April 8, 2022, relating to the Proxy Statement. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold and italics herein. The Company has also provided its response immediately after each numbered comment. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the Amended Proxy Statement.

Unaudited Pro Forma Condensed Consolidated Combined Financial Statements Note 2. Unaudited Pro Forma Condensed Consolidated Combined Balance Sheet Transaction Adjustments, page 79

1.

We note from the disclosure related to pro forma adjustment B that the preliminary estimate of the purchase price was based on the closing price of the Falcon Class A common Stock as of March 9, 2022. We also note that the amended Preliminary Proxy Statement was not filed until March 25, 2022. In this regard, the most recent stock price at the time of filing should be used to determine the fair value of common stock to be issued in a transaction not yet consummated. Please update your disclosures accordingly in conjunction with your next amendment.

Response: The Company has revised the Amended Proxy Statement in response to the Staff’s comment. Please see page 79 of the Amended Proxy Statement.

April 14, 2022

2.

Your response to prior comment 5 explains the process through which value is allocated to unproved oil and gas properties, but does not address the specific factors that underlie the preliminary purchase price allocated on a pro forma basis. Please revise your disclosure to explain why the amount allocated to Unproved oil and gas properties on a pro forma basis was deemed to be appropriate, with detail regarding specific considerations from the process described in your prior response.

Response: The Company has revised the Amended Proxy Statement in response to the Staff’s comment. Please see page 262 of the Amended Proxy Statement.

Background of the Merger, page 127

3.

We note your response to prior comment 11 and the revised disclosures that Desert Peak’s proposal on November 11, 2021 were based on publicly available information for Falcon’s business and Desert Peak’s internal projections for Desert Peak’s business. Please tell us whether the Desert Peak projections were shared with Falcon. If these projections were considered by Falcon’s Board in recommending the transaction, please describe them in your filing.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that Desert Peak’s internal projections for Desert Peak’s business were not shared with the Company as part of Desert Peak’s proposal delivered on November 11, 2021. However, Desert Peak provided certain financial and operational forecasts, together with assumptions made in the preparation of such forecasts, to the Company’s management on November 17, 2021. The Company’s management then independently developed its own set of projections with respect to Desert Peak using, in part, such information provided by Desert Peak. The Company has revised the Amended Proxy Statement accordingly on page 134. In recommending the transaction to the Company’s stockholders, the Falcon Board did not consider the forecasts provided by Desert Peak and relied solely upon the projections developed independently by the Company’s management, which are described on pages 159-160 of the Amended Proxy Statement.

The Merger

Certain Unaudited Forecasted Financial Information, page 154

4.

We note your response and the revised disclosure provided in response to prior comment 16. Please provide more detailed information explaining your basis for the changes in net production for Falcon and Desert Peak (e.g., the nature of the underlying reserves and the circumstances that support the forecasted growth in production along with other relevant underlying factors determined by management).

Response: The Company has revised the Amended Proxy Statement in response to the Staff’s comment. Please see pages 150 and 152 of the Amended Proxy Statement.

April 14, 2022

Kimmeridge Mineral Fund, LP

Notes to Consolidated Financial Statements

Note 15 Supplemental Oil and Gas Information (Unaudited)

Analysis of Changes in Proved Reserves, page F-29

5.

We have read your response to comment 25 and note that your disclosure revisions do not fully address all of the sources of new reserves added as extensions and discoveries during the year. Please revise your disclosure to identify and quantify the net reserves added from the conversion of non-proved resources and separately the net reserves added as new proved undeveloped reserves for each of the years presented. This comment also applies to the explanation of the changes in total proved reserves due to extensions and discoveries for Rock Ridge Royalty Company LLC on page F-46 and Source Acquisition on page F-64.

Response: The Company has revised the Amended Proxy Statement in response to the Staff’s comment. Please see pages F-30, F-46 and F-64 of the Amended Proxy Statement.

General

6.

We note that additional solicitation materials were filed on March 10, 2022 where you disclose that pending the merger, the combined company anticipates paying a quarterly dividend of at least 65% of discretionary cash flow, defined as Adjusted EBITDA less interest expense and cash taxes. The company expects approximately 70% of the combined company distributions paid in 2022 will generally constitute non-taxable reductions of tax basis. Please expand your disclosures to include details regarding this dividend policy and clarify whether your new dividend policy is provided in a written policy.

Response: The Company has revised the Amended Proxy Statement in response to the Staff’s comment. Please see page 261 of the Amended Proxy Statement.

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Any comments or questions regarding the foregoing should be directed to the undersigned at +1.713.546.7409. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Nick S. Dhesi

Nick S. Dhesi of LATHAM & WATKINS LLP

April 14, 2022

Enclosures

cc: (via e-mail)

William N. Finnegan IV, Latham & Watkins LLP

Ryan J. Lynch, Latham & Watkins LLP

Steven R. Tredennick, White & Case LLP

Douglas E. McWilliams, Vinson & Elkins LLP

Jeffrey F. Brotman, Falcon Minerals Corporation